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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

Check one:

    Form 10-K       Form 20-F        Form 11-K     X  Form 10-Q        Form N-SAR
----            ----             ----             ----             ----


         For period ended:  March 31, 2001

               Transition report on Form 10-K
         -----
               Transition report on Form 20-F
         -----
               Transition report on Form 11-K
         -----
               Transition report on Form 10-Q
         -----
               Transition report on Form N-SAR
         -----

         For the Transition Period ended:
                                         -------------------------

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I--REGISTRANT INFORMATION

                               E-STAMP CORPORATION
                            (Full name of Registrant)

                               2051 Stierlin Court
                         Mountain View, California 94043
                     (Address of Principle Executive Office)


PART II--RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate.) [ X ]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portions thereof, could not be filed within the prescribed time period.

E-Stamp Corporation recently entered into a merger agreement with Learn2.com, Inc. and filed a Registration Statement on Form S-4 related to this pending transaction. E-Stamp also announced that it would phase out all of its current operations prior to the effective date of the proposed merger. Because of this recent announcement, E-Stamp's financial statements must be presented on a discontinued operations basis. The adjustments, if any, and reclassifications necessary to make this presentation could not be completed without unreasonable effort in time to allow the filing of E-Stamp's Form 10-Q within the prescribed time period.

PART IV--OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
     Edward F.  Malysz    (650) 919-7814

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

E-Stamp Corporation has caused this notification to be signed on its behalf by the undersigned hereonto duly authorized.

Date:  May 15, 2001                   By: /s/ Edward F. Malysz
                                          -----------------------------------
                                          Edward F. Malysz
                                          Vice President and Chief Financial
                                          Officer